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                                             [ORTHOPAEDIC BIOSYSTEMS LETTERHEAD]



November 4, 1998



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: William Underhill

Re: Registration Statement on Form SB-2 of Orthopaedic Biosystems Ltd., Inc. (file no. 333-58313)

Dear Mr. Underhill:

Orthopaedic Biosystems Ltd., Inc. (the "Company") hereby requests, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, that the above captioned registration statement be withdrawn. The Company has been advised by its underwriters that market conditions are unsuitable for consummation of the offering. Withdrawal of this registration statement is consistent with the public interest and the protection of investors.

Please be advised that the Company is also withdrawing its Form 8-A which was filed on September 13, 1998.

Please be advised that no shares have been sold or distributed in connection with the proposed offering to which the Registration Statement relates.

If you have any questions, please do not hesitate to call the undersigned at
(602) 596-4066, or our counsel, Steven D. Pidgeon, Esq. at (602) 382-6252.

                                             Very truly yours,

                                             ORTHOPAEDIC BIOSYSTEMS LTD., INC.



                                             By: /s/ D. Yagoda
                                                --------------------------------
                                                D. Ronald Yagoda, Chairman & CEO